UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HSBC HOLDINGS PLC
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter)
(CUSIP No. 404280 BL2 / ISIN: US404280BL25)
(Title and CUSIP No. of Class of Securities)

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
+44 20 7991 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Curtis Tao
HSBC North America Holdings Inc.
The Spiral - 66 Hudson Boulevard East, 30th Floor
New York, NY 10001
Phone: +1 (212) 525-0267
(Name, Address and Telephone Number of Agent for Service)

Copies to:

David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP 2 London Wall Place London EC2Y 5AU, United Kingdom +44 20 7614-2230	Sachin Davé Allen Overy Shearman Sterling LLP 2 Broadgate London EC2M 2AY, United Kingdom +44 20 3088-3187
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transaction (the “Offer”) by HSBC Holdings plc (the “Offeror”): The Offeror is offering to purchase for cash, on the terms and conditions described in the offer to purchase dated November 5, 2026 (the “Offer to Purchase”), up to $1,000,000,000 aggregate principal amount of the outstanding 6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter).
Item 1. Summary Term Sheet
The information set forth in the Offer to Purchase in the section entitled “Summary of the Offer” is incorporated by reference herein.
Item 2. Subject Company Information
(a)Name and Address. The name of the subject company and Offeror is HSBC Holdings plc. The principal office of the Offeror is located at 8 Canada Square, London E14 5HQ, United Kingdom. The telephone number of the Offeror is +44 20 7991 8888.
(b)Securities. The subject securities are HSBC Holding plc’s 6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter) (the “Securities”). As of November 5, 2026, $3,000,000,000 of the Securities were outstanding.
(c)Trading Market and Price. The information set forth in the Offer to Purchase in the section entitled “Market Information and Dividend Policy” is incorporated by reference herein.
Item 3. Identity and Background of Filing Person
(a)Name and address. The Offeror is the filing person and the subject company. The Offeror’s address and telephone number are set forth in Item 2(a) above.
As required by General Instruction C to Schedule TO, the following persons are the directors of the Offeror:

Name	Title
Brendan Robert Nelson	Group Chairman and Independent Non-Executive Director
Georges Bahjat Elhedery	Group CEO
Eileen K Murray	Independent Non-Executive Director
Geraldine Joyce Buckingham	Independent Non-Executive Director
Wei Sun Christianson	Independent Non-Executive Director
Rachel Duan	Independent Non-Executive Director
Dame Carolyn Julie Fairbairn	Independent Non-Executive Director
James Anthony Forese	Independent Non-Executive Director
Steven Craig Guggenheimer	Independent Non-Executive Director
Manveen (Pam) Kaur(1)	Group CFO
Dr José Antonio Meade Kuribreña	Independent Non-Executive Director
Richard Henry Meddings	Independent Non-Executive Director
Kalpana Jaisingh Morparia	Independent Non-Executive Director
Elizabeth Alison Platt	Independent Non-Executive Director
Swee Lian Teo	Independent Non-Executive Director

(1)The Offeror announced on September 10, 2026 that Manveen (Pam) Kaur would resign as Group CFO and as an Executive Director during 2027, and no later than the 2027 annual general meeting of the Offeror.

As required by General Instruction C to Schedule TO, the following persons are the executive officers of the Offeror:

Name	Title
Georges Bahjat Elhedery	Group CEO
Manveen (Pam) Kaur(1)	Group CFO
Richard Blackburn	Group Chief Risk and Compliance Officer
Bob Hoyt	Group Chief Legal Officer
Russell Jackson	Group Head of Internal Audit
David Liao	Co-Chief Executive Officer of Asia and Middle East
David Lindberg	Chief Executive Officer of HSBC UK Bank plc
Barry O’Byrne	Chief Executive Officer of International Wealth and Premier Banking
Stuart Riley	Group Chief Information Officer
Michael Roberts	Chief Executive Officer of HSBC Bank plc and Chief Executive Officer of Corporate and Institutional Banking
Surendra Rosha	Co-Chief Executive Officer of Asia and Middle East
Aileen Taylor	Group Chief People & Governance Officer
Suzanna White	Group Chief Operating Officer
(1)The Offeror announced on September 10, 2026 that Manveen (Pam) Kaur would resign as Group CFO and as an Executive Director during 2027, and no later than the 2027 annual general meeting of the Offeror.
No single person or group of persons controls the Offeror.
The business address and telephone number of each of the above directors and executive officers of the Offeror is c/o HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom, telephone number +44 20 7991 8888.
Item 4. Terms of the Transaction
(a)Material Terms. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer,” “Description of the Offer” and “Taxation” is incorporated by reference herein.
(1)Tender Offers.
(i)The total number and class of securities sought in the offer. The information set forth in the Offer to Purchase on the front cover page and in the sections entitled “Summary of the Offer” and “Description of the Offer” is incorporated by reference herein.
(ii)The type and amount of consideration offered to security holders. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer” and “Description of the Offer” is incorporated by reference herein.
(iii)The scheduled expiration date. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer,” “Important Dates and Times” and “Description of the Offer” is incorporated by reference herein.
(iv)Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)Whether the offer may be extended, and if so, how it could be extended. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer” and “Description of the Offer” is incorporated by reference herein.
(vi)The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer,” “Important Dates and Times” and “Description of the Offer” is incorporated by reference herein.
(vii)The procedures for tendering and withdrawing securities. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer” and “Description of the Offer” is incorporated by reference herein.
(viii)The manner in which securities will be accepted for payment. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer” and “Description of the Offer” is incorporated by reference herein.
(ix)If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. The information set forth in the Offer to Purchase in the sections entitled “Summary of the Offer” and “Description of the Offer” is incorporated by reference herein.
(x)An explanation of any material differences in the rights of security holders as a result of the transaction, if material. Not applicable.
(xi)A brief statement as to the accounting treatment of the transaction, if material. Not applicable.
(xii)The federal income tax consequences of the transaction, if material. The information set forth in the Offer to Purchase in the section entitled “Taxation—Certain U.S. Federal Income Tax Considerations” is incorporated by reference herein.
(2)Mergers or Similar Transactions. Not applicable.
(b)Purchases. HSBC Bank plc (its registered address being at 8 Canada Square, London E14 5HQ, United Kingdom), a direct wholly-owned subsidiary of HSBC Holdings plc, beneficially owns the amount of Securities set forth in Item 8(a) below and may or may not choose to participate in the Offer. With the exception of the potential purchases described in the previous sentence, to the Offeror’s knowledge, no Securities will be purchased from any officer, director or affiliate of the Offeror in connection with the Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)Agreements involving the subject company’s securities. The Offeror has entered into an indenture dated as of August 1, 2014 (the “Base Indenture”) between the Offeror, as issuer, The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) and HSBC Bank USA, National Association, as paying agent and registrar (“HBUS”), as supplemented and amended by a fifth supplemental indenture dated as of May 22, 2017 (the “Fifth Supplemental Indenture”) between the Offeror, as issuer, the Trustee, as trustee, and HBUS, as paying agent, registrar and calculation agent (both of which are filed as an exhibit to this Schedule TO) relating to the Securities.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes of the transaction. The information set forth in the Offer to Purchase in the section entitled “Purpose of the Offer and Source of Funds” is incorporated by reference herein.
(b)Use of securities acquired. The Securities purchased pursuant to the Offer will be canceled following settlement of the Offer.
(c)Plans. There are no plans, proposals or negotiations that relate to or would result in any of the effects or circumstances described in Items (1), (2), (3), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds. The Offeror will use cash on hand to pay the tender consideration, any accrued interest and other expenses associated with the Offer. The information set forth in the Offer to Purchase in the section entitled “Purpose of the Offer and Source of Funds” is incorporated by reference herein.
(b)Conditions. The information set forth in the Offer to Purchase in the section entitled “Description of the Offer—Conditions to the Offer” is incorporated by reference herein.
(d)Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. As of November 4, 2026, HSBC Bank plc (its registered address being at 8 Canada Square, London E14 5HQ, United Kingdom), a direct wholly-owned subsidiary of HSBC Holdings plc, beneficially owns Securities with an aggregate principal amount of $12,070,000 (amounting to 0.4% of the aggregate principal amount of Securities currently outstanding). With the exception of the ownership position described in the previous sentence, none of the Offeror, its affiliates, its directors or executive officers owns any Securities.
(b)Securities Transactions. Except as set out in the table below, none of the Offeror, its affiliates, its directors or executive officers has purchased or sold any Securities in the past 60 days.

Entity Name	Buy/Sell	Trade Date	Principal Amount ($)	Price (% of Principal)	Venue/Method
HSBC Bank plc	B	09/07/2026	600,000	100.41	Over-the-Counter / Off-exchange
HSBC Bank plc	B	09/14/2026	240,000	100.23	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/14/2026	200,000	100.23	Over-the-Counter / Off-exchange
HSBC Bank plc	B	09/16/2026	1,000,000	100.25	Over-the-Counter / Off-exchange
HSBC Bank plc	B	09/17/2026	20,000,000	100.22	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/18/2026	200,000	100.28	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/21/2026	1,000,000	100.26	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/21/2026	4,900,000	100.30	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/22/2026	2,000,000	100.25	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/28/2026	1,800,000	100.23	Over-the-Counter / Off-exchange
HSBC Bank plc	S	09/29/2026	3,000,000	100.09	Over-the-Counter / Off-exchange
HSBC Bank plc	S	10/13/2026	400,000	100.10	Over-the-Counter / Off-exchange
HSBC Bank plc	B	10/13/2026	1,695,000	100.00	Over-the-Counter / Off-exchange
HSBC Bank plc	B	10/13/2026	5,000,000	99.90	Over-the-Counter / Off-exchange
HSBC Bank plc	S	10/13/2026	1,000,000	100.05	Over-the-Counter / Off-exchange
HSBC Bank plc	S	10/16/2026	300,000	100.07	Over-the-Counter / Off-exchange
HSBC Bank plc	B	10/16/2026	200,000	100.07	Over-the-Counter / Off-exchange
HSBC Bank plc	S	10/19/2026	520,000	100.05	Over-the-Counter / Off-exchange

HSBC Bank plc	B	10/20/2026	5,000,000	99.94	Over-the-Counter / Off-exchange
HSBC Bank plc	B	10/22/2026	1,000,000	99.80	Over-the-Counter / Off-exchange
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary of the Offer,” “Dealer Manager; Information Agent” and “Description of the Offer—No Recommendation” is incorporated by reference herein.
Item 10. Financial Statements.
(a)Financial Information. The following financial statements and information are incorporated by reference herein:
•The Offeror’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on February 26, 2026 (accession no. 0001089113-26-000010);
•The Offeror’s Form 6-K filed with the SEC on May 5, 2026 (filing the earnings release for the three-month period ended March 31, 2026) (accession no. 0001089113-26-000016);
•The Offeror’s Interim Report for the six-month period ended June 30, 2026, filed under cover of Form 6-K with the SEC on August 4, 2026 (accession no. 0001089113-26-000025); and
•The Offeror’s Form 6-K filed with the SEC on October 27, 2026 (filing the earnings release for the three-month and nine-month periods ended September 30, 2026) (accession no. 0001654954-26-009161).
Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the Offer to Purchase under the heading “Where You Can Find More Information About Us.”
(b)Pro Forma Information. Not applicable.
Item 11. Additional Information
(a)Agreements, regulatory requirements and legal proceedings.
(1)None.
(2)The Offeror is required to comply with U.S. federal and state securities laws and tender offer rules in connection with the Offer.
(3)Not applicable.
(4)Not applicable.
(5)None.
(c)Other material information. The information set forth in the Offer to Purchase is incorporated by reference herein.

Item 12.a. Exhibits.
The following are included as exhibits to this Schedule TO:

Number	Description
(a)(1)	Offer to Purchase, dated November 5, 2026.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Launch Press Release.

(b)	Not applicable.

(d)(1)
Indenture dated as of August 1, 2014 between HSBC Holdings plc, as issuer, The Bank of New York Mellon, London Branch, as trustee and HSBC Bank USA, National Association, as paying agent and registrar.

(d)(2)
Fifth Supplemental Indenture dated as of May 22, 2017 between HSBC Holdings plc, as issuer, The Bank of New York Mellon, London Branch, as trustee, and HSBC Bank USA, National Association, as paying agent, registrar and calculation agent (incorporated herein by reference from Exhibit 4.1 to the Form 6-K filed with the Commission on May 22, 2017 (accession no. 0001193125-17-177410)).

(g)	Not applicable.

(h)	Not applicable.

99.1
Certified extract of the resolutions of the Board of Directors of HSBC Holdings plc adopted on February 12, 2026 relating to liability management in connection with outstanding issuances of securities by HSBC Holdings plc or any of its subsidiaries.

Item 12.c. Filing Fees
Filing Fee Exhibit
Filed herewith.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2026	HSBC Holdings plc

	By:	/s/ James Murphy
	Name:	James Murphy
	Title:	Global Head of Markets Treasury